EXHIBIT 99.1
                                                                   ------------

-------------------------------------------------------------------------------
NEWS RELEASE                                        [GRAPHIC OMITTED - LOGO]
FEBRUARY 22, 2007                                       ARC ENERGY TRUST

ARC ENERGY TRUST RELEASES 2006 YEAR-END RESERVES INFORMATION
-------------------------------------------------------------------------------

CALGARY, FEBRUARY 22, 2007 (AET.UN AND ARX - TSX) ARC Energy Trust ("ARC") released today its 2006 year-end reserves information.

HIGHLIGHTS

    o    REPLACED  96 PER  CENT  OF  ANNUAL  PRODUCTION  AT AN ALL - IN  ANNUAL
         FINDING, DEVELOPMENT AND ACQUISITION ("FD&A") COST OF $22.41 PER BARREL OF OIL EQUIVALENT ("BOE") BEFORE CONSIDERATION OF FUTURE DEVELOPMENT CAPITAL ("FDC") FOR THE PROVED PLUS PROBABLE RESERVES CATEGORY; INCLUDING FDC, THE FD&A COST WAS $27.20 PER BOE.

    o THE THREE YEAR AVERAGE FD&A COST IS $15.59 PER BOE FOR THE PROVED PLUS PROBABLE CATEGORY BEFORE FDC; INCLUDING FDC, THE THREE YEAR AVERAGE FD&A COST IS $18.99 PER BOE.

    o RESERVES PER TRUST UNIT DECREASED SLIGHTLY FROM 2005 TO 2006 FROM 1.42 TO 1.38 BOE PER UNIT ON A PROVED PLUS PROBABLE BASIS AND FROM 1.13 TO
         1.09 BOE PER UNIT ON A PROVED BASIS.

    o 2006 YEAR END RESERVES ARE WITHIN ONE PER CENT OF THE YEAR END 2005 LEVELS WITH PROVED RESERVES OF 226 MMBOE, AND PROVED PLUS PROBABLE RESERVES OF 286 MMBOE.

    o PROVED PLUS PROBABLE RESERVE LIFE INDEX ("RLI") IS 12.4 YEARS, AND THE PROVED RLI IS 9.8 YEARS BASED ON 2007 PRODUCTION GUIDANCE OF 63,000 BOE PER DAY.

    o $75 MILLION (15 PER CENT) OF THE $496 MILLION CAPITAL EXPENDITURES IN 2006 WERE DEVOTED TO GROWTH ORIENTED EXPLORATION AND DEVELOPMENT PROJECTS. THIS INCLUDED SIGNIFICANT UNDEVELOPED LAND ACQUISITIONS IN DAWSON AND REDWATER. SIGNIFICANT FUNDS WERE ALSO DEVOTED TO EARLY INVESTMENT IN ENHANCED OIL RECOVERY PROJECTS IN MIDALE AND INSTOW, SASKATCHEWAN. WHILE THESE EXPENDITURES DID NOT CONTRIBUTE TO ANY RESERVE ADDITIONS IN 2006, THEY ARE EXPECTED TO ADD RESERVES AND VALUE IN THE FUTURE.

    o    NET ACQUISITION  ACTIVITY  REPRESENTED $132 MILLION, OR 26 PER CENT OF
         2006 CORPORATE SPENDING AND RESULTED IN 5.8 MMBOE OF PROVED PLUS PROBABLE RESERVES ACQUIRED AT AN AVERAGE COST OF $22.55 PER BOE (EXCLUDING FDC).

RESERVES

Reserves included herein are stated on a company interest basis (before royalty burdens and including royalty interests) unless noted otherwise. All reserves information has been prepared in accordance with National Instrument ("NI") 51-101. This report contains several cautionary statements that are specifically required by NI 51-101. In addition to the detailed information disclosed in this press release more detailed information on a net basis (working interest share after deduction of royalty obligations, plus royalty interests) and on a gross basis (working interest before deduction of royalties without including any royalty interests) will be included in ARC's Annual Information Form ("AIF").

Based on an independent reserves evaluation conducted by GLJ Petroleum Consultants Ltd. ("GLJ") effective December 31, 2006 and prepared in accordance with definitions, standards and procedures contained in the Canadian Oil and Gas Evaluation Handbook ("COGEH") and NI 51-101, ARC had proved plus probable reserves of 286 mmboe(1). Reserve additions from exploration and development activities (including revisions) were 16 mmboe while 6 mmboe were added through acquisitions (net of minor dispositions), bringing the total additions to 22 mmboe. This represents 96 per cent of the 23 mmboe produced during 2006. As a result, year-end 2006 reserves are one percent lower than the 287 mmboe of proved plus probable reserves recorded at year-end 2005.

Proved developed producing reserves represent 66 per cent of proved plus probable reserves, while total proved reserves account for 79 per cent of proved plus probable reserves. Approximately 57 per cent of

-----------------
(1) BOE's may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf: 1 bbl has been used which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

News Release - February 22, 2007
Page 2
-------------------------------------------------------------------------------


ARC's proven plus probable reserves are crude oil and natural gas liquids and 43 per cent are natural gas on a 6:1 boe conversion basis.

RESERVES SUMMARY 2006 USING GLJ JANUARY 1, 2007 FORECAST PRICES AND COSTS

-----------------------------------------------------------------------------------------------------------------------
COMPANY (GROSS  + ROYALTIES RECEIVABLE)

                                    Light and                                                         Oil          Oil
                                       Medium       Heavy       Total               Natural    Equivalent   Equivalent
                                    Crude Oil   Crude Oil   Crude Oil       NGLs        Gas          2006         2005
                                       (mbbl)      (mbbl)      (mbbl)     (mbbl)      (bcf)        (mboe)       (mboe)
-----------------------------------------------------------------------------------------------------------------------
Proved Producing                       99,543       2,759     102,302      9,627      453.4       187,501      189,179

Proved Developed Non-Producing          1,370          14       1,384        313       18.1         4,707        4,818

Proved Undeveloped                     11,867           0      11,867      1,827      122.2        34,055       35,036

Total Proved                          112,780       2,773     115,553     11,768      593.7       226,264      229,033
Proved plus Probable                  143,746       3,677     147,423     14,770      743.6       286,125      286,997
=======================================================================================================================

-----------------------------------------------------------------------------------------------------------------------
GROSS

                                    Light and                                                         Oil          Oil
                                       Medium       Heavy       Total               Natural    Equivalent   Equivalent
                                    Crude Oil   Crude Oil   Crude Oil       NGLs        Gas          2006         2005
                                       (mbbl)      (mbbl)      (mbbl)     (mbbl)      (bcf)        (mboe)       (mboe)
-----------------------------------------------------------------------------------------------------------------------
Proved Producing                       99,418       2,503     101,921      9,440      441.6       184,959      186,435

Proved Developed Non-Producing          1,369          14       1,383        313       18.1         4,706        4,816

Proved Undeveloped                     11,861           0      11,861      1,827      122.0        34,017       35,023

Total Proved                          112,647       2,517     115,164     11,580      581.6       223,681      226,273

Proved plus Probable                  143,583       3,361     146,944     14,537      729.2       283,015      283,795
=======================================================================================================================

-----------------------------------------------------------------------------------------------------------------------
NET

                                    Light and                                                         Oil          Oil
                                       Medium       Heavy       Total               Natural    Equivalent   Equivalent
                                    Crude Oil   Crude Oil   Crude Oil       NGLs        Gas          2006         2005
                                       (mbbl)      (mbbl)      (mbbl)     (mbbl)      (bcf)        (mboe)       (mboe)
-----------------------------------------------------------------------------------------------------------------------
Proved Producing                       89,460       2,540      92,000      6,811      376.1       161,498      161,509

Proved Developed Non-Producing          1,226          13       1,239        218       14.0         3,790        3,944

Proved Undeveloped                     10,393           0      10,393      1,282       97.8        27,975       29,183

Total Proved                          101,079       2,554     103,633      8,310      487.9       193,263      194,637

Proved plus Probable                  128,402       3,369     131,771     10,480      610.5       243,994      243,482
=======================================================================================================================

News Release - February 22, 2007
Page 3
-------------------------------------------------------------------------------

RESERVES RECONCILIATION
---------------------------------------------------------------------------------------------------------------------
COMPANY (GROSS + ROYALTIES RECEIVABLE)
                                           Light and        Heavy                                                Oil
                                        Medium Crude    Crude Oil   Total Crude       NGLs    Natural     Equivalent
                                          Oil (mbbl)       (mbbl)    Oil (mbbl)     (mbbl)  Gas (bcf)    2006 (mboe)
---------------------------------------------------------------------------------------------------------------------
PROVED PRODUCING
OPENING BALANCE                               98,934        2,971       101,905     10,393      461.3        189,179
  Exploration Discoveries                          9            0             9         16        0.6            120
  Drilling Extensions                            177           30           207        122        8.3          1,711
  Improved Recovery                            3,545            9         3,554         84        3.4          4,201
  Infill Drilling                              2,130            7         2,136        338       33.6          8,068
  Technical Revisions                            727          118           845        101        5.8          1,907
  Acquisitions                                 2,847            0         2,847         38        1.8          3,192
  Dispositions                                 (252)            0         (252)        (3)      (0.3)          (296)
  Economic Factors                             1,527          124         1,651         59        4.3          2,435
  Production                                 (10,101)        (499)      (10,600)    (1,522)     (65.4)       (23,015)
CLOSING BALANCE                               99,543        2,759       102,302      9,627      453.4        187,501
=====================================================================================================================
TOTAL PROVED
OPENING BALANCE                              114,562        3,011       117,573     12,172      595.7        229,033
  Exploration Discoveries                          9            0             9         16        0.6            120
  Drilling Extensions                            206           30           236        130       10.9          2,179
  Improved Recovery                            1,194            9         1,202         13        0.7          1,335
  Infill drilling                              2,161           21         2,181        655       29.3          7,721
  Technical Revisions                             17           78            95        146       12.1          2,255
  Acquisitions                                 3,599            0         3,599        112        6.3          4,757
  Dispositions                                  (334)           0          (334)       (11)      (1.4)          (574)
  Economic Factors                             1,469          124         1,593         58        4.8          2,452
  Production                                 (10,101)        (499)      (10,600)    (1,522)     (65.4)       (23,015)
CLOSING BALANCE                              112,780        2,773       115,553     11,768      593.7        226,264
=====================================================================================================================
PROBABLE
OPENING BALANCE                               29,966          776        30,742      2,898      145.9         57,964
  Exploration Discoveries                          4            0             4          7        0.2             51
  Drilling Extensions                            437           56           493         33        3.6          1,131
  Improved Recovery                            1,570            2         1,572          4        0.2          1,607
  Infill Drilling                                648           10           657        115       (2.0)           438
  Technical Revisions                         (1,908)          36        (1,871)      (171)      (3.2)        (2,568)
  Acquisitions                                 1,227            0         1,227        132        5.3          2,236
  Dispositions                                  (311)           0         (311)        (13)      (1.5)          (574)
  Economic Factors                             (668)           24         (644)        (2)        1.3          (424)
  Production                                       0            0             0          0        0.0              0
CLOSING BALANCE                               30,966          904        31,870      3,003      149.9         59,861
=====================================================================================================================
PROVED PLUS PROBABLE
OPENING BALANCE                              144,528        3,787       148,315     15,070      741.7        286,997
  Exploration Discoveries                         13            0            13         23        0.8            172
  Drilling Extensions                            643           86           729        162       14.5          3,310
  Improved Recovery                            2,763           11         2,774         17        0.9          2,942
  Infill Drilling                              2,808           30         2,838        770       27.3          8,159
  Technical Revisions                         (1,891)         114        (1,777)       (25)       8.9           (313)
  Acquisitions                                 4,826            0         4,826        243       11.5          6,993
  Dispositions                                  (645)           0          (645)       (24)      (2.9)        (1,148)
  Economic Factors                               801          148           949         56        6.1          2,028
  Production                                 (10,101)        (499)      (10,600)    (1,522)     (65.4)       (23,015)
CLOSING BALANCE                              143,746        3,677       147,423     14,770      743.6        286,125
=====================================================================================================================

News Release - February 22, 2007
Page 4
-------------------------------------------------------------------------------


Additional reserves reconciliation information on a Net Interest basis is included at the end of this news release.

RESERVE LIFE INDEX ("RLI")

ARC's proved plus probable RLI was 12.4 years at year-end 2006 while the proved RLI was 9.8 years based upon the GLJ reserves and ARC's 2007 production guidance of 63,000 boe per day. The following table summarizes ARC's historical RLI.

RESERVE LIFE INDEX
                                           2006      2005      2004       2003      2002       2001      2000      1999
------------------------------------------------------------------------------------------------------------------------
Total Proved                                9.8      10.3       9.7       10.1      10.1        9.8      10.4      10.1

Proved Plus Probable (Established
reserves for 2002 and prior years)         12.4      12.9      12.2       12.4      11.8       11.5      12.1      12.0
========================================================================================================================

NET PRESENT VALUE ("NPV") SUMMARY 2006

ARC's crude oil, natural gas and natural gas liquids reserves were evaluated using GLJ's product price forecasts effective January 1, 2007 prior to provision for income taxes, interest, debt service charges and general and administrative expenses. Note that this presentation is on a before tax basis, if the tax measures announced on October 31st are substantially enacted than the after tax values could be different than the pre-tax number presented. IT SHOULD NOT BE ASSUMED THAT THE DISCOUNTED FUTURE NET PRODUCTION REVENUES ESTIMATED BY GLJ REPRESENT THE FAIR MARKET VALUE OF THE RESERVES.

NPV OF CASH FLOW USING GLJ JANUARY 1, 2007 FORECAST PRICES AND COSTS

                                                              Discounted     Discounted      Discounted     Discounted
NI 51-101 Net interest                       Undiscounted          at 5%         at 10%          at 15%         at 20%
                                                      $MM            $MM            $MM             $MM            $MM
-----------------------------------------------------------------------------------------------------------------------
Proved Producing                                    5,609          3,900          3,037           2,517          2,169
Proved Developed Non-Producing                        152            107             82              67             57
Proved Undeveloped                                    841            509            332             224            153
Total Proved                                        6,603          4,516          3,451           2,809          2,379
Probable                                            2,112          1,018            605             407            295
Proved plus Probable                                8,715          5,534          4,056           3,215          2,674
=======================================================================================================================

At a 10 per cent discount factor, the proved producing reserves make up 75 per cent of the proved plus probable value while total proved reserves account for 85 per cent of the proved plus probable value. GLJ's price forecast utilized in the evaluation is summarized below.

News Release - February 22, 2007
Page 5
-------------------------------------------------------------------------------

GLJ JANUARY 1, 2007 PRICE FORECAST
--------------------------------------------------------------------------------------------------------------------------
                                            West Texas           Edmonton Light        Natural Gas
                                    Intermediate Crude                    Crude                 at
                                                   Oil                      Oil               AECO       Foreign Exchange
Year                                          ($US/bbl)               ($Cdn/bbl)       ($Cdn/mmbtu)             ($US/$Cdn)
--------------------------------------------------------------------------------------------------------------------------
                            2007                 62.00                    70.25               7.20                   0.87
                            2008                 60.00                    68.00               7.45                   0.87
                            2009                 58.00                    65.75               7.75                   0.87
                            2010                 57.00                    64.50               7.80                   0.87
                            2011                 57.00                    64.50               7.85                   0.87
                            2012                 57.50                    65.00               8.15                   0.87
                            2013                 58.50                    66.25               8.30                   0.87
                            2014                 59.75                    67.75               8.50                   0.87
                            2015                 61.00                    69.00               8.70                   0.87
                            2016                 62.25                    70.50               8.90                   0.87
                            2017                 63.50                    71.75               9.10                   0.87
Escalate thereafter at                        +2.0%/yr                 +2.0%/yr           +2.0%/yr                   0.87
==========================================================================================================================

The reserves have also been evaluated using constant prices and costs effective December 31, 2006. Following are the values determined using this constant price analysis.

NPV OF CASH FLOW USING DECEMBER 31, 2006 CONSTANT PRICES AND COSTS

NI 51-101 Net Interest                         Undiscounted     Discounted      Discounted     Discounted     Discounted
$Millions                                                            at 5%          at 10%         at 15%         at 20%
-------------------------------------------------------------------------------------------------------------------------
Proved Producing                                      4,779          3,408           2,687          2,241          1,936
Proved Developed Non-Producing                          116             85              68             56             48
Proved Undeveloped                                      614            376             242            157             99
Total Proved                                          5,508          3,870           2,996          2,453          2,084
Probable                                              1,536            799             496            341            250
Proved plus Probable                                  7,044          4,669           3,492          2,795          2,334
=========================================================================================================================

At a 10 per cent discount factor, the proved producing reserves make up 77 per cent of the proved plus probable value while total proved reserves account for 86 per cent of the proved plus probable value. The prices utilized in the constant price evaluation are summarized below.

CONSTANT PRICES AT DECEMBER 31, 2006
--------------------------------------------------------------------------------------------------------------------------
                                            West Texas           Edmonton Light        Natural Gas
                                    Intermediate Crude                    Crude                 at
                                                   Oil                      Oil               AECO       Foreign Exchange
Year                                          ($US/bbl)               ($Cdn/bbl)       ($Cdn/mmbtu)             ($US/$Cdn)
--------------------------------------------------------------------------------------------------------------------------
2006 and thereafter                            $ 60.85                  $ 67.58             $ 6.07                0.8581
==========================================================================================================================

NET ASSET VALUE

The following net asset value ("NAV") table shows what is normally referred to as a "produce-out" NAV calculation under which the current value of the Trust's reserves would be produced at forecast future prices and costs. The value is a snapshot in time and is based on various assumptions including commodity prices and foreign exchange rates that vary over time.

News Release - February 22, 2007
Page 6
-------------------------------------------------------------------------------

NAV AT DECEMBER 31, 2006 (a)
-------------------------------------------------------------------------------------------------------------------------
                                                                                           GLJ                  Constant
$Millions, except per unit amounts                                              Price Forecast            Price Forecast
-------------------------------------------------------------------------------------------------------------------------
Value of NI 51-101 Net interest Proved Plus Probable Reserves                         $  4,056                  $  3,492
     discounted @ 10%
Undeveloped Lands (b)                                                                 $    109                  $    109
Working Capital Deficit (including current portion of debt) (c)                       $    (52)                 $    (52)
Reclamation Fund                                                                      $     31                  $     31
Commodity and Foreign Currency Contracts(d)                                           $     (9)                 $      1
Long-term Debt                                                                        $   (687)                 $   (687)
Asset Retirement Obligation (e)                                                       $    (62)                 $    (69)
-------------------------------------------------------------------------------------------------------------------------
Net Asset Value                                                                       $  3,386                  $  2,826
Units Outstanding (000's) (f)                                                          207,173                   207,173
-------------------------------------------------------------------------------------------------------------------------
NAV/UNIT                                                                              $  16.34                  $  13.64
=========================================================================================================================

(a) Financial information is per ARC's 2006 consolidated financial statements.
(b) Internal estimate.
(c) Working capital deficit excludes commodity and foreign currency contracts.
(d) Commodity and foreign currency contracts represent the fair market value of such contracts as at December 31, 2006 based on the GLJ future pricing used to arrive at the value of Proved plus Probable reserves. This amount differs from the value of commodity and foreign currency contracts in the 2006 consolidated financial statements due to differing future pricing assumptions.
(e) The Asset Retirement Obligation ("ARO") is calculated based on the same methodology that was used to calculate the ARO on ARC's year-end financial statements, with the exception that future expected ARO costs were discounted at 10 per cent. The total discounted ARO at 10 percent of $103 million was reduced by $41 million and $34 million respectively, relating to well abandonment costs which were incorporated in the Value of the Proved Plus Probable reserves discounted at 10 per cent pursuant to the escalated and constant price cases as per NI 51-101.
(f) Represents total trust units outstanding and trust units issuable for exchangeable shares as at December 31, 2006.

In the absence of adding reserves to the Trust, the NAV per unit will decline as the reserves are produced out. The cash flow generated by the production relates directly to the cash distributions paid to unitholders. The evaluation includes future capital expenditure expectations required to bring undeveloped reserves on production. ARC works continuously to add value, improve profitability and increase reserves which enhances the Trust's NAV.

In order to determine the "going concern" value of the Trust, a more detailed assessment would be required of the upside potential of specific properties and the ability of the ARC team to continue to make value-adding capital expenditures. At inception of the Trust on July 16, 1996, the NAV was determined to be $11.42 per unit based on a 10 per cent discount rate; since that time, including the January 15, 2007 distribution, the Trust has distributed $18.63 per unit. Despite having distributed more cash than the initial NAV, the NAV as at December 31, 2006 was $16.34 per unit using GLJ prices and $13.64 per unit using constant prices and costs. NAV per unit using GLJ prices decreased $0.28 per unit during 2006 after distributing $2.40 per unit to unitholders. Following is a summary of historical NAVs calculated at each of the Trust's year-ends utilizing the then current GLJ price forecasts and other assumptions and values utilized at such times.

HISTORICAL NAV - DISCOUNTED AT 10 PER CENT
------------------------------------------------------------------------------------------------------------------------------
$Millions, except per unit amounts                2006        2005        2004        2003        2002        2001       2000
------------------------------------------------------------------------------------------------------------------------------
Value of NI 51-101 Net interest Proved
plus Probable reserves(a)                    $   4,056   $   3,891   $   2,389   $   1,689   $   1,302   $   1,216  $     945
Undeveloped lands                                  109          59          48          50          20          22          6
Reclamation fund                                    31          23          21          17          13          10         10

Commodity and Foreign Currency Contracts(b)         (9)         (2)        (12)
Long term-debt, net of working capital            (739)       (578)       (265)       (262)       (348)       (289)      (109)
Asset retirement obligation                        (62)        (35)        (23)        (27)          -           -          -
------------------------------------------------------------------------------------------------------------------------------
Net asset value                              $   3,386   $   3,358   $   2,158   $   1,467   $     987   $     959  $     852
Units outstanding (000's)                      207,173     202,039     188,804     182,777     126,444     111,692     72,524
------------------------------------------------------------------------------------------------------------------------------
NAV per unit                                 $   16.34   $   16.62   $   11.43   $    8.03   $    7.81   $    8.59  $   11.74
==============================================================================================================================

(a) Proved plus Probable from 2003 and on is estimated in accordance with NI 51-101 while in prior years it represents Established reserves (which represents Proved plus Risked Probables).
(b) Commodity and foreign currency contracts were included in the value of Proved plus Probable reserves prior to 2004.

News Release - February 22, 2007
Page 7
-------------------------------------------------------------------------------


FINDING, DEVELOPMENT AND ACQUISITION ("FD&A") COSTS

Under NI 51-101, the methodology to be used to calculate FD&A costs includes incorporating changes in future development capital ("FDC") required to bring the proved undeveloped and probable reserves to production. For continuity, ARC has presented herein FD&A costs calculated both excluding and including FDC.

The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.

FINDING AND DEVELOPMENT COSTS ("F&D")

During 2006 ARC spent $365 million of capital on exploration and development activities, which added 16 mmboe of proved and 16.3 mmboe of proved plus probable reserves (including revisions). These activities replaced 71 per cent of ARC's 2006 production. In total, ARC drilled 294 gross operated wells with a 99 per cent per cent drilling success rate.

In 2006 the largest percentage of capital was again devoted towards development opportunities in the Northern core area. In Ante Creek, ARC drilled 14 successful oil wells, and acquired undeveloped acreage and a new processing facility. Historical facility constraints should be alleviated in early 2007 with the connection of the new 10-36 plant to the existing ARC core infrastructure. ARC was also very active at Dawson, with the drilling of four successful horizontal Montney gas wells building on the success of the 2005 horizontal pilot. Dawson also saw six new vertical Montney gas wells brought on production. In Valhalla, ARC successfully drilled five Montney oil wells and implemented a new waterflood project. Other areas in the north that saw development included Prestville, Chinchaga and Swan Hills

The most active drilling areas in 2006 were in ARC's shallow gas regions in southeastern Alberta and southwestern Saskatchewan where 159 shallow gas wells and 5 deep oil and gas wells were drilled.

In the central Alberta area, ARC brought on line its first commercial scale NGC development program with 33 successful wells producing to the new ARC operated infrastructure. The central area also experienced deeper prospect success with oil and gas focused development of eight new wells in Youngstown, Garrington, Medicine River and Westerose.

The Pembina area development for 2006 included 22 successful Cardium oil wells in Berrymoor, Lindale, MIPA and the North Pembina Cardium Unit.

Two Viking wells were drilled and many large blocks of undeveloped mineral rights were acquired though acquisition and crown sales in Redwater, Alberta. ARC experienced production growth in the Redwater area after implementing a very successful inactive well reactivation program. This program will continue into 2007.

ARC experienced continued drilling success in southeast Saskatchewan with 21 new oil wells, primarily horizontal light oil producers.

ARC's non-operated properties saw significant development activities especially southeast Saskatchewan where the implementation of a CO2 enhanced oil recovery project at Midale continued as did infill drilling in the Weyburn Unit CO2 commercial enhanced oil recovery project. ARC also has an interest in the new Alkali-Surfactant-Polymer ("ASP") flood for enhanced oil recovery being implemented for a 2007 start date in the Instow field.

Excluding FDC, ARC's proved plus probable F&D costs for 2006 were $22.36 per boe. On a proved basis, ARC's F&D costs were $22.69 per boe.

News Release - February 22, 2007
Page 8
-------------------------------------------------------------------------------


ACQUISITIONS AND DISPOSITIONS

ARC was reasonably active on the acquisition front during 2006 spending $132 million, (net of minor dispositions), to purchase 5.8 mmboe of proved plus probable reserves. ARC's acquisitions were primarily focused on adding to our core northern properties with the purchase of additional Ante Creek and Dawson assets. These two acquisitions helped ARC to consolidate infrastructure and build upon the existing inventory of future development potential in these core areas.

ARC also acquired high netback, light oil producing properties in the Goodlands and Virden areas of southern Manitoba. This deal represents ARC's first production from Manitoba.

As part of its active asset management program, ARC took advantage of the strong demand for producing assets by disposing of a few minor properties that no longer met the long-term needs of the Trust. The properties were sold to consolidate ARC's asset base, reduce future abandonment obligations, decrease corporate operating costs and exit an area with limited future development opportunities.

FINDING DEVELOPMENT AND ACQUISITION COSTS ("FD&A")

Incorporating the net acquisitions during the year, ARC's proved FD&A costs excluding FDC were $24.51 per boe while proved plus probable FD&A costs were $22.41 per boe. The following table outlines the impacts of the significant capital devoted towards future growth opportunities

FD&A COSTS - IMPACTS DUE TO GROWTH ORIENTED SPENDING
-----------------------------------------------------------------------------------------------------------------------
                                                          Undeveloped
                                              Base           Land               EOR(a)
                                              FD&A        Acquisitions      Pre-investment       Seismic         Total
-----------------------------------------------------------------------------------------------------------------------
Expenditures ($Millions)                    $ 420.8          $ 55.9             $ 13.2            $ 6.1         $ 496.3
-----------------------------------------------------------------------------------------------------------------------
Total Proved ($/boe)                        $ 20.80          $ 2.76             $ 0.65           $ 0.30         $ 24.51
-----------------------------------------------------------------------------------------------------------------------
Proved Plus Probable ($/boe)                $ 19.03          $ 2.52             $ 0.59           $ 0.27         $ 22.41
========================================================================================================================

(a) ENHANCED OIL RECOVERY (EOR) PRE-INVESTMENT RELATES TO CAPITAL EXPENDED IN 2006 ON PROJECTS WHERE THE EXPECTED RESERVE UPLIFT HAS NOT YET BEEN BOOKED.

FUTURE DEVELOPMENT CAPITAL ("FDC")

NI 51-101 requires that FD&A costs be calculated including changes in FDC. Changes in forecast FDC occur annually as a result of development activities, acquisition and disposition activities and capital cost estimates that reflect the independent evaluator's best estimate of what it will cost to bring the proved undeveloped and probable reserves on production. The current high level of activity has resulted in increased capital costs throughout the industry that are now reflected in the estimates of future development costs effective December 31, 2006.

News Release - February 22, 2007
Page 9
-------------------------------------------------------------------------------

FD&A COSTS - COMPANY INTEREST RESERVES(2)
                                                                                       Proved plus
                                                                               Proved     Probable
--------------------------------------------------------------------------------------------------
FD&A COSTS EXCLUDING FUTURE DEVELOPMENT CAPITAL
Exploration and Development Capital Expenditures - $thousands                $364,482     $364,482
Exploration and Development Reserve Additions Including Revisions - mboe       16,062       16,298
Finding and Development Cost - $/boe                                         $  22.69     $  22.36
Three Year Average F&D Cost - $/boe                                          $  18.06     $  16.72

Net Acquisition Capital - $thousands                                         $131,820     $131,820
Net Acquisition Reserve Additions - mboe                                        4,184        5,845
Net Acquisition Cost - $/boe                                                 $  31.51     $  22.55
Three Year Average Net Acquisition Cost - $/boe                              $  17.47     $  14.49

Total Capital Expenditures including Net Acquisitions - $thousands           $496,302     $496,302
Reserve Additions including Net Acquisitions - mboe                            20,246       22,143
Finding Development and Acquisition Cost - $/boe                             $  24.51     $  22.41
Three Year Average FD&A Cost - $/boe                                         $  17.77     $  15.59

FD&A COSTS  INCLUDING FUTURE DEVELOPMENT CAPITAL
Exploration and Development Capital Expenditures - $thousands                $364,482     $364,482
Exploration and Development Change in FDC -$thousands                        $ 51,780     $ 90,370
Exploration and Development Capital Including Change In FDC- $thousands      $416,262     $454,852
Exploration and Development Reserve Additions Including Revisions - mboe       16,062       16,298
Finding and Development Cost - $/boe                                         $  25.92     $  27.91
Three Year Average F&D Cost - $/boe                                          $  21.03     $  21.64

Net Acquisition Capital - $thousands                                         $131,820     $131,820
Net Acquisition FDC - $thousands                                             $  9,221     $ 15,630
Net Acquisition Capital Including FDC - $thousands                           $141,041     $147,450
Net Acquisition Reserve Additions - mboe                                        4,184        5,845
Net Acquisition Cost - $/boe                                                 $  33.71     $  25.22
Three Year Average Net Acquisition Cost - $/boe                              $  19.53     $  16.43

Total Capital Expenditures including Net Acquisitions - $thousands           $496,302     $496,302
Total Change in FDC -$thousands                                              $ 61,000     $106,000
Total Capital Including Change in FDC - $thousands                           $557,302     $602,302
Reserve Additions including Net Acquisitions - mboe                            20,246       22,143
Finding Development and Acquisition Cost Including FDC- $/boe                $  27.53     $  27.20
Three Year Average FD&A Cost Including FDC- $/boe                            $  20.31     $  18.99
==================================================================================================

-----------------
(2) In all cases, the F&D, or FD&A number is calculated by dividing the identified capital expenditures by the applicable reserves additions. BOEs may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf: 1 bbl has been used which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

News Release - February 22, 2007
Page 10
-------------------------------------------------------------------------------

HISTORIC COMPANY INTEREST PROVED FD&A COSTS
---------------------------------------------------------------------------------------------------------------
                                            2006       2005      2004      2003      2002       2001      2000
---------------------------------------------------------------------------------------------------------------
Annual FD&A excluding FDC                 $24.51     $15.60    $16.53    $10.78     $8.87     $11.35     $5.73
Three year average FD&A excluding FDC     $17.77     $13.30    $11.05    $10.69     $9.07      $8.06     $5.68
---------------------------------------------------------------------------------------------------------------

Annual FD&A including FDC                 $27.53     $17.64    $20.46    $12.66    $10.03     $11.93     $7.56
Three year average FD&A including FDC     $20.31     $15.45    $13.02    $11.96    $10.16      $9.09     $7.15
===============================================================================================================

HISTORIC COMPANY INTEREST PROVED PLUS PROBABLE FD&A COSTS
---------------------------------------------------------------------------------------------------------------
                                            2006       2005      2004      2003      2002       2001      2000
---------------------------------------------------------------------------------------------------------------
Annual FD&A excluding FDC                 $22.41     $13.64    $13.76     $8.50     $9.27      $9.75     $5.16
Three Year Average FD&A excluding FDC     $15.59     $11.00     $9.30     $9.07     $8.21      $6.94     $4.95
---------------------------------------------------------------------------------------------------------------
Annual FD&A including FDC                 $27.20     $16.09    $19.14    $10.54    $10.79     $10.41     $7.21
Three Year Average FD&A including FDC     $18.99     $13.50    $11.65    $10.52     $9.46      $8.04     $6.54
===============================================================================================================

News Release - February 22, 2007
Page 11
-------------------------------------------------------------------------------

RESERVES RECONCILIATION
NET INTEREST (WORKING INTEREST + ROYALTIES RECEIVABLE - ROYALTIES PAYABLE)

                                       Light and      Heavy         Total
                                    Medium Crude  Crude Oil     Crude Oil     NGL's     Natural Gas   Oil Equivalent
                                      Oil (mbbl)      (mbbl)       (mbbl)     (mbbl)           (bcf)      2006 (mboe)
---------------------------------------------------------------------------------------------------------------------
PROVED PRODUCING
OPENING BALANCE                           88,083       2,725       90,808      7,358           380.1          161,509
  Exploration Discoveries                      8           0            8         10             0.3               75
  Drilling Extensions                        161          28          189         83             6.3            1,329
  Improved Recovery                        3,142           9        3,151         62             2.7            3,662
  Infill Drilling                          1,168           7        1,174        248            28.4            6,160
  Technical Revisions                      1,979         107        2,086        119             6.2            3,244
  Acquisitions                             2,476           0        2,476         28             1.5            2,758
  Dispositions                              (250)          0         (250)        (2)           (0.2)            (291)
  Economic Factors                         1,363         115        1,478         30             3.8            2,141
  Production                              (8,671)       (450)      (9,121)    (1,125)          (53.1)         (19,089)
CLOSING BALANCE                           89,460       2,540       92,000      6,811           376.1          161,498
======================================================================================================================
TOTAL PROVED
OPENING BALANCE                          101,674       2,758      104,432      8,621           489.5          194,637
  Exploration Discoveries                      8           0            8         10             0.3               75
  Drilling Extensions                        181          28          209         88             8.5            1,706
  Improved Recovery                        1,020           9        1,029         11             0.6            1,143
  Infill Drilling                          1,301          20        1,321        455            23.5            5,692
  Technical Revisions                      1,489          73        1,563        155            10.7            3,507
  Acquisitions                             3,153           0        3,153         80             4.9            4,051
  Dispositions                              (332)          0        (332)        (11)           (1.3)            (568)
  Economic Factors                         1,256         115        1,371         27             4.3            2,108
  Production                              (8,671)       (450)      (9,121)    (1,125)          (53.1)         (19,089)
CLOSING BALANCE                          101,079       2,554      103,632      8,310           487.9          193,262
======================================================================================================================
PROBABLE
OPENING BALANCE                           26,139         699       26,838      2,092           119.5           48,845
  Exploration Discoveries                      3           0            3          4             0.1               32
  Drilling Extensions                        366          54          420         21             2.9              928
  Improved Recovery                        1,393           2        1,395          3             0.2            1,424
  Infill Drilling                          1,131           9        1,141         78            (1.7)             941
  Technical Revisions                     (1,798)         28       (1,771)      (106)           (2.2)          (2,242)
  Acquisitions                             1,070           0        1,070         93             4.0            1,828
  Dispositions                              (309)          0         (309)       (13)           (1.5)            (573)
  Economic Factors                          (672)         23         (649)        (3)            1.2             (451)
  Production                                   0           0            0          0             0.0                -
CLOSING BALANCE                           27,324         816       28,139      2,170           122.5           50,732
======================================================================================================================
PROVED PLUS PROBABLE
OPENING BALANCE                          127,813       3,458      131,271     10,713           609.0          243,482
  Exploration Discoveries                     11           0           11         14             0.5              107
  Drilling Extensions                        547          82          629        109            11.4            2,634
  Improved Recovery                        2,413          11        2,424         14             0.8            2,567
  Infill Drilling                          2,432          29        2,462        533            21.8            6,633
  Technical Revisions                       (309)         101        (208)        49             8.5            1,265
  Acquisitions                             4,223           0        4,223        173             8.9            5,879
  Dispositions                              (641)          0         (641)       (24)           (2.9)          (1,140)
  Economic Factors                           584         138          722         24             5.5            1,657
  Production                              (8,671)       (450)      (9,121)    (1,125)          (53.1)         (19,089)
CLOSING BALANCE                          128,402       3,369      131,771     10,480           610.5          243,994
======================================================================================================================

News Release - February 22, 2007
Page 12
-------------------------------------------------------------------------------

FD&A COSTS - GROSS INTEREST RESERVES
                                                                           Proved plus
                                                                   Proved     Probable
--------------------------------------------------------------------------------------
NI 51-101 CALCULATION INCLUDING FUTURE DEVELOPMENT CAPITAL
Capital Expenditures excluding Net Acquisitions - $thousands     $364,482     $364,482
Net Change in FDC excluding Net Acquisitions -$thousands         $ 51,780     $ 90,370
Total Capital including FDC- $thousands                          $416,262     $454,852
Reserve additions excluding Net Acquisitions - mboe                15,681       15,832
Finding and Development Cost - $/boe                             $  26.55     $  28.73
Three Year Average F&D Cost - $/boe                              $  22.73     $  23.21

Capital Expenditures including net acquisitions - $thousands     $496,302     $496,302
Net Change in FDC including net acquisitions -$thousands         $ 61,000     $106,000
Total Capital - $thousands                                       $557,302     $602,302
Reserve additions including net acquisitions - mboe                19,865       21,677
Finding Development and Acquisition Cost - $/boe                 $  28.05     $  27.79
Three Year Average FD&A Cost - $/boe                             $  20.63     $  19.28
======================================================================================

HISTORIC GROSS INTEREST PROVED FD&A COSTS
--------------------------------------------------------------------------------------
                                           2006       2005     2004     2003     2002
--------------------------------------------------------------------------------------
Annual FD&A including FDC                $28.05     $17.81   $21.27   $12.95   $10.97
Three year average FD&A including FDC    $20.63     $15.74   $13.54      n/a      n/a
======================================================================================

HISTORIC GROSS INTEREST PROVED PLUS PROBABLE FD&A COSTS
--------------------------------------------------------------------------------------
                                           2006       2005     2004     2003     2002
--------------------------------------------------------------------------------------
Annual FD&A including FDC                $27.79     $16.24   $19.74   $10.74   $12.06
Three Year Average FD&A including FDC    $19.28     $13.73   $12.09      n/a      n/a
======================================================================================

ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $5.4 billion. The Trust currently has an interest in oil and gas production of approximately 63,000 barrels of oil equivalent per day from six core areas in western Canada. The royalty trust structure allows net cash flow to be distributed to unitholders in a tax efficient manner. ARC Energy Trust trades on the TSX under the symbol AET.UN.

ADVISORY - In the interests of providing ARC unitholders and potential investors with information regarding ARC, including management's assessment of ARC's future plans and operations, certain information contained in this document are forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and the Ontario Securities Commission. Forward-looking statements in this document include, but are not limited to, ARC's internal projections, expectations or beliefs concerning future operating results, and various components thereof; the production and growth potential of its various assets, estimated total production and production growth for 2007 and beyond; the sources, deployment and allocation of expected capital in 2007; and the success of future development drilling prospects. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause ARC's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.

ARC RESOURCES LTD.

John P. Dielwart,
President and Chief Executive Officer

     For further information about ARC Energy Trust, please visit our website
                       WWW.ARCRESOURCES.COM or contact:
                Investor Relations, E-mail: ir@arcresources.com
     Telephone: (403) 503-8600 Fax: (403) 509-6417 Toll Free 1-888-272-4900
             Suite 2100, 440 - 2nd Avenue S.W., Calgary, AB T2P 5E9